Exhibit 99.2

Viatel Holding (Bermuda) Limited
(the “Company”)

N O T I C E

NOTICE IS HEREBY GIVEN to all Shareholders of record on 1 November 2004 that the Annual General Meeting of the Company for the year 2004 will be held at Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda on:

Wednesday, 8 December 2004 at 11.00 a.m. (Bermuda time)

A G E N D A

1.	Elect a Chairman, if necessary.

2.	Read Notice convening this meeting.

3.	Receive the Auditors’ Report and Financial Statements for the year ended 31 December 2003.

4.	Receive the Chairman’s Report to the Shareholders.

5.	Appoint Auditors until the close of the next Annual General Meeting.

6.	Authorise the Board of Directors to determine the remuneration to be paid to the Auditors.

7.	Consider and approve the election and/or re-election of Directors for the ensuing year.

8.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Director

Dated: 5 November, 2004

To: The Shareholders The Directors The Resident Representative